                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of April 2003

                                  ------------

                          (Commission File. No 0-20390)

                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6 (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F           40-F   X
                                                     -----          -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                 Yes:          No:    X
                                                     -----          -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ID Biomedical Corporation

                                              By: ANTHONY HOLLER
                                                  ------------------------------
                                                  Anthony F. Holler
                                                  Chief Executive Officer

Date: April 25, 2003

                            ID BIOMEDICAL CORPORATION

                                NOTICE OF MEETING

                                       AND

                              INFORMATION CIRCULAR

                                       FOR

                                      2003

                             ANNUAL GENERAL MEETING

                                   OF MEMBERS

                                   To Be Held
                                    2:30 p.m.
                              Tuesday, June 3, 2003
                                     In the
                                   Pier 9 Room
                                       in
                         The Westin Harbour Castle Hotel
                               One Harbour Square
                                Toronto, Ontario

                            ID BIOMEDICAL CORPORATION
                             1510 - 800 WEST PENDER
                                  VANCOUVER, BC
                                     V6C 2V6

                      NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting of the members ("shareholders") of ID Biomedical Corporation (the "Company") will be held in the Pier 9 Room, in The Westin Harbour Castle Hotel, One Harbour Square, Toronto, Ontario on Tuesday, June 3, 2003, at 2:30 p.m. for the following purposes:

1. To receive the Company's annual report, consisting of the annual audited financial statements of the Company for the financial year ending December 31, 2002, the auditors' report on the annual audited financial statements of the Company and the report of the directors of the Company.

2. To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

3. To fix the number of directors of the Company at nine and elect, by ordinary resolution, the directors of the Company for the ensuing year.

4. To transact any other business as may properly come before the annual general meeting and any adjournments thereof.

If you are a REGISTERED SHAREHOLDER of the Company and are unable to attend the meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 4:00 p.m. (Toronto time) on May 29, 2003.

If you are an UNREGISTERED SHAREHOLDER of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED this 22nd day of April, 2003.

                                        BY ORDER OF THE BOARD

                                        (signed) ANTHONY F. HOLLER
                                                 Chief Executive Officer

                            ID BIOMEDICAL CORPORATION

                              INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual General Meeting ("Notice") for the 2003 Annual General Meeting ("Meeting") of the members ("shareholders") of ID Biomedical Corporation ("Company" or "IDB") to be held on June 3, 2003 and is furnished in connection WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF THE COMPANY for use at the Meeting, or at any adjournment thereof, for the purposes set forth in the accompanying Notice.

This solicitation of proxies will be conducted by mail but may be supplemented by telephone or other personal contact to be made without special compensation by officers or employees of the Company. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. The total cost of solicitation will be borne by the Company.

The head office of the Company is 1510 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. The telephone number is (604) 431-9314 and the facsimile number is (604) 431-9378. The registered and records office of the Company is located at 900 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2.

The date of this Information Circular is April 22, 2003 and it is first being sent to shareholders on or about April 30, 2003.


APPOINTMENT OF PROXYHOLDER

THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR IS BEING SOLICITED BY THE MANAGEMENT OF THE COMPANY. THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE THE CHIEF EXECUTIVE OFFICER AND THE PRESIDENT OF THE COMPANY.

A REGISTERED SHAREHOLDER OF THE COMPANY OR, SUBJECT TO APPLICABLE LAWS, AN INTERMEDIARY WHO HOLDS SHARES OF THE COMPANY ON BEHALF OF A NON-REGISTERED SHAREHOLDER, HAS THE RIGHT TO APPOINT AN INDIVIDUAL TO ATTEND AND ACT FOR, AND ON BEHALF OF, THE SHAREHOLDER OR INTERMEDIARY AT THE MEETING OTHER THAN ONE OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY. A REGISTERED SHAREHOLDER OR INTERMEDIARY WHO DOES NOT WISH TO APPOINT EITHER OF THE PERSONS SO NAMED SHOULD STRIKE OUT THOSE NAMES AND INSERT, IN THE BLANK SPACE PROVIDED, THE NAME OF THE INDIVIDUAL WHOM THE SHAREHOLDER OR INTERMEDIARY WISHES TO APPOINT AS PROXYHOLDER. THAT INDIVIDUAL NEED NOT BE A SHAREHOLDER.

AS IS THE CASE WITH MOST PUBLIC COMPANIES, MANY SHARES OF THE COMPANY ARE NOT REGISTERED IN THE NAME OF THE BENEFICIAL HOLDERS OF THE SHARES BUT RATHER REGISTERED IN THE NAME OF AN INTERMEDIARY OR NOMINEE SUCH AS A FINANCIAL INSTITUTION, TRUST COMPANY OR BROKER. PERSONS HOLDING SHARES IN THIS MANNER ARE NOT REGISTERED SHAREHOLDERS AND CAN ONLY VOTE THEIR SHARES AT THE MEETING BY FOLLOWING THE VOTING OR PROXY APPOINTMENT INSTRUCTIONS PROVIDED TO THEM BY THEIR INTERMEDIARY OR NOMINEE.

EXECUTION OF PROXY

A proxy will not be valid unless it is signed by the registered shareholder or intermediary or by the registered shareholder's or intermediary's agent duly authorized in writing or, if the registered shareholder or intermediary is a company, under its seal or by an officer or agent thereof duly authorized. If a proxy is executed by an agent for a registered shareholder or intermediary then the instrument empowering the agent, or a notarial copy thereof, must accompany the proxy.

JOINT HOLDERS

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them. If more than one of several joint holders are present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, the joint member present whose name is first on the register shall alone be entitled to vote in respect of the jointly held shares.

DEPOSIT OF PROXY

Executed proxies must be deposited by hand or mail with Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by no later than 4:00 p.m. (Toronto time) on May 29, 2003, or not less than 48 hours (excluding Saturdays and holidays) before any adjournment of the Meeting. The chair of the Meeting has the discretion to accept proxies filed subsequently.

All non-registered shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by that other intermediary.

EXERCISE OF VOTE BY PROXY

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted or withheld from voting in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the registered shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by such proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED, THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ALL MATTERS PROPOSED BY MANAGEMENT AT THE MEETING. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date of this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the registered shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment unless written notice of such death, incapacity, bankruptcy or revocation is received by the chair of the Meeting, as applicable, at any time before the vote is cast.

REVOCATION OF PROXY

A registered shareholder or intermediary may revoke a proxy before it is exercised by depositing an instrument in writing, executed by the shareholder or by the shareholder's agent duly authorized in writing or where the shareholder is a company, by a duly authorized officer or attorney of the company, at the registered office of the Company at 900 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, British Columbia, V7X 1T2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the chair of the Meeting on the day of the Meeting or at any adjournment thereof and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

CURRENCY

All references to monetary amounts in this Information Circular are in Canadian dollars unless otherwise indicated.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described in this Information Circular, none of the directors or senior officers of the Company, management nominees for election as a director of the Company, persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year, or any associate or affiliate of any of the foregoing have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

VOTING SHARES

The authorized capital of the Company consists of 200,000,000 common shares without par value ("Share" or "Shares"), 100,000,000 Class "A" Preference shares with a par value of $10 each and 100,000,000 Class "B" Preference shares with a par value of $50 each, of which 32,759,040 Shares and no Class "A" or Class "B" Preference shares were issued and outstanding as of April 22, 2003. At an annual general meeting of the Company every holder of Shares present in person or represented by proxy and entitled to vote shall have one vote on any show of hands and one vote per Share on a poll, and shall have the right to require resolutions to be voted by a poll. Holders of Shares of record at the close of business on April 25, 2003, will be entitled to receive notice of and to vote at the Meeting.

PRINCIPAL HOLDERS

To the knowledge of the directors and senior officers of the Company, at April 22, 2003, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

As at April 22, 2003 the directors and officers of the Company as a group beneficially owned, directly or indirectly, or exercise control over 906,862 Shares (excluding Shares under options granted and unexercised).

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's Articles, the quorum for the transaction of business at the Meeting consists of one person present and being, or representing by proxy, a shareholder of the Company. Unless otherwise described herein, a simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

PARTICULAR MATTERS TO BE ACTED UPON

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of KPMG LLP, Chartered Accountants, as the auditors of the Company to hold office until the close of the next annual general meeting, or until a successor is appointed, at a remuneration to be determined by the directors. KPMG were first appointed auditors of the Company on June 4, 1991.

For the year ended December 31, 2002, the total amount of fees paid by the Company to KPMG LLP for professional services rendered was $256,350. These fees were paid as follows:

1. AUDIT FEES - The Company paid KPMG LLP a total of $123,000 for audit services in connection with the audit of the Company's annual consolidated financial statements for the year ended December 31, 2002 and the review of the Company's quarterly consolidated financial statements for 2002.

2. OTHER FEES - The Company paid KPMG LLP a total of $133,350 for all other services rendered during the year ended December 31, 2002. The following table provides a breakdown of these fees:

               Review of Accounting Issues               $ 36,550
               Tax Compliance                              35,000
               Transfer Pricing                            61,800
                                                         --------
                                                         $133,350
                                                         --------
                                                         --------

The Board of Directors recommends the appointment of KPMG LLP as the auditors of the Company for the ensuing year at a remuneration to be fixed by the directors.

ELECTION OF DIRECTORS

At the meeting, shareholders will be asked to pass a resolution fixing the number of directors at nine and to elect nine members to the board of directors for the ensuing year. The Articles of the Company provide that the members of the Board of Directors may appoint additional directors over the course of the year to a maximum of an additional one-third of the number of directors elected or appointed at the most recent annual general meeting of shareholders.

Directors are elected annually by the shareholders of the Company and hold office until the next annual general meeting of the Company. Management's nominees for election to the Board of Directors will be as follows:

NAME, PRESENT POSITION AND                      PRESENT                              FIRST               SHARES
MUNICIPALITY OF RESIDENCE               PRINCIPAL OCCUPATION(1)               APPOINTED DIRECTOR        OWNED(2)
------------------------------          ---------------------------------     ------------------        --------
DR. RICHARD BASTIANI(3)                 Retired; Formerly President,           October 15, 1996          102,372
Chairman, Director                      Dendreon Corp. (biotechnology
Los Gatos, CA                           company)

DANIEL A. CARRIERE(3)                   President, Carriere Financial          August 24, 1998           252,349
Director                                Services Inc. (venture capital
Vancouver, BC                           company)

MICHEL GRECO(3)                         Retired; Formerly President, COO,     October  24, 2002            Nil
Director                                Aventis Pasteur (biotechnology
Vancouver, BC                           company)

ANTHONY F. HOLLER, M.D.                 Chief Executive Officer of the          March 4, 1991            324,934
Chief Executive Officer                 Company
and a Director
Vancouver, BC

RICHARD H. MCCOY(3)                     Vice Chairman, Investment Banking,    September 13, 1999          54,863
Director                                TD Securities Inc. (investment
Toronto, ON                             dealer)

TODD R. PATRICK                         President and Chief Operating         Since May 18, 2000         100,963
President/Chief Operating               Officer of  the Company
Officer and a Director
Bellevue, WA

JON S. SAXE(3)                          Retired; Formerly President,            November 10, 1993         61,669
Director                                Protein Design Labs, Inc.
Los Altos, CA                           (biopharmaceutical company)

DR. BRIAN J. UNDERDOWN, PhD(3)          Vice President, MDS Capital            September 13, 1999          4,000
Director                                Corporation and President,
Toronto, ON                             University Medical Discoveries Inc.

IAN A. WEBB(4)                          Partner, Borden Ladner Gervais LLP        July 11, 1997            5,712
Director                                (law firm)
Vancouver, BC

(1) Includes occupations for the preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of April 23, 2003.

(3)  Member of Audit Committee.

(4) Related Director due to the fact he is a partner with the Company's legal counsel, Borden Ladner Gervais, LLP.

Certain parts of the information in the table above is not within the knowledge of management of the Company and has been provided by the individual directors.

The following are brief biographies of the Company's nominees for Director.

RICHARD BASTIANI, PH.D., CHAIRMAN

Richard Bastiani was appointed to the ID Biomedical Corporation Board of Directors in October 1996. In August 1998, he was appointed Chairman of the Board. As the former President of Syva Company, an in-vitro diagnostics manufacturer, Dr. Bastiani is a well known industry executive. He was most recently President of Dendreon Corp., a Mountain View, California biotechnology company focused on the development of innovative cancer therapies. From 1972 to 1991, Dr. Bastiani held a succession of Vice President positions at Syva. He was responsible at various times for conducting clinical studies, obtaining regulatory approvals, establishing a new division within the company, and conducting worldwide marketing, sales and service activities. In 1991, Dr. Bastiani was appointed President, a position he held until 1995 when Syva was acquired by Behringwerke AG, a subsidiary of Hoechst AG.

OTHER BOARD AFFILIATIONS: ABAXIS, INC.; DISCOVERX CORPORATION

ANTHONY F. HOLLER, MD, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Anthony F. Holler was one of the original founders of ID Biomedical Corporation and has been a member of the Company's Board of Directors since inception. Dr. Holler has held a number of executive positions with the Company including President. On March 27, 2001 Dr. Holler was appointed Chief Executive Officer. Prior to founding ID Biomedical, Dr. Holler served as an emergency physician at University Hospital at The University of British Columbia. He is a member of the British Columbia College of Physicians and Surgeons.

OTHER BOARD AFFILIATIONS: N/A

DANIEL A. CARRIERE, DIRECTOR

Daniel A. Carriere was appointed to the ID Biomedical Corporation Board of Directors in August, 1998. Mr. Carriere has been a significant shareholder in ID Biomedical since the Company's initial public offering in 1991. He is currently President of Carriere Financial Services Inc., a Canadian firm specializing in growth and financial strategies for small to medium capitalized companies. Mr. Carriere is a partner in Infinity Filmed Entertainment Group, a television and film production company servicing the international marketplace and a partner in eXcape Inc. a company specializing in the deployment and operation of wireless financial point-of-sale networks.

OTHER BOARD AFFILIATIONS: EXCAPE INC., INFINITY FILM ENTERTAINMENT, BOG PRODUCTIONS INC., BOG PRODUCTIONS (1999) INC., PRECIPIPCE PRODUCTIONS LTD., ZACHOR PRODUCTION LIMITED, NUTSHELL PRODUCTIONS LTD., DUTY PRODUCTIONS LTD., GUINEA PIG PRODUCTIONS LTD.; COMEDIC PRODUCTIONS LTD.

MICHEL GRECO, DIRECTOR

Michel Greco was appointed to the ID Biomedical Corporation Board of Directors in October, 2002. Since 1998, he has been President and COO of Aventis Pasteur, a world-leading vaccine manufacturer. Mr. Greco, a Supervisory Board member of Aventis Pasteur, retired from the company at the end of 2002. Prior to becoming President of Aventis Pasteur, from 1994 to 1998 Mr. Greco was President and Chief Executive Officer of Pasteur Merieux MSD, a European joint venture between Aventis Pasteur and Merck and Co. Mr. Greco has also held a number of industry-wide responsibilities over the years, including President of the European Vaccine Manufacturers Group, Chairman of the Biological Committee of the International Federation of Pharmaceutical Manufacturers Associations, as well as a member of the World Health Organization, Department of Vaccines and Biologicals, Strategic Advisory Group of Experts. Mr. Greco holds an MBA from the Richard Ivey School of Business Administration, University of Western Ontario.

OTHER BOARD AFFILIATIONS: VAXGEN INC., POWDERJECT PHARMACEUTICALS PLC

RICHARD H. MCCOY, DIRECTOR

Richard McCoy has been in the investment business for over 30 years and is currently Vice Chairman, Investment Banking at TD Securities Inc., one of Canada's largest investment firms. Prior to joining TD Securities Inc. in May 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities.

OTHER BOARD AFFILIATIONS: ABERDEEN ASIA-PACIFIC INCOME INVESTMENT CO., ABERDEEN G7 TRUST; ROTHMANS INC.

TODD R. PATRICK, MBA, PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

Todd R. Patrick is the President and Chief Operating Officer of the Company, as well as a member of the Board of Directors. In addition, Mr. Patrick currently serves as the acting Chief Financial Officer and is a Director of IDB's subsidiary companies, ID Biomedical of Washington and ID Biomedical of Quebec. Mr. Patrick has been employed by the Company since July 1, 1994 and has been a Director since June 2000. Mr. Patrick joined the Company from the University of California, Los Angeles (UCLA), where, as the Director of the Office of Intellectual Property Administration, he was responsible for the patenting and licensing of the intellectual property arising out of UCLA. Prior to establishing UCLA's technology transfer program in 1989, Mr. Patrick served as the Executive Director of the Washington State University (WSU) Research Foundation.

OTHER BOARD AFFILIATIONS: CONTROL DYNAMICS,INC., WSU RESEARCH FOUNDATION BOARD OF TRUSTEES, WASHINGTON BIOMEDICAL AND BIOTECHNOLOGY ASSOCIATION.

JON S. SAXE, DIRECTOR

Jon S. Saxe was appointed to the ID Biomedical Board of Directors in 1993. He was President from 1995 - 1999 and is a Director of Protein Design Labs, Inc., a biotechnology company headquartered in Fremont, California that is developing a portfolio of therapeutic antibodies to prevent and treat serious medical problems such as cancers, psoraisis, asthma and other inflammatory conditions. Until 1994, Mr. Saxe was Principal of Saxe Associates consultants to venture capital firms and biotechnology, diagnostic, and pharmaceutical companies. Mr. Saxe is former Vice President, Licensing and Corporate Development of Hoffmann-LaRoche Inc., where he worked for nearly 30 years (1960-1989). He held the position of CEO and President at Synergen, Inc. from 1989 to 1993.

OTHER BOARD AFFILIATIONS: INCYTE CORPORATION, INSITE VISION , PROTEIN DESIGN LABS, INC., QUESTCOR PHARMACEUTICAL, FIRST HORIZON PHARMACEUTICALS, INC., SCICLONE, INC., AND SEVERAL PRIVATE COMPANIES.

DR. BRIAN J. UNDERDOWN, PHD, DIRECTOR

Dr. Underdown, an immunologist by training, is Senior Vice-President and Managing Director, Technology Investing at MDS Capital Corporation and President, University Medical Discoveries Inc. Prior to joining MDS Capital Corporation in 1997, Dr. Underdown was Assistant Vice President Research and Director of Immunology at Pasteur Merieux Connaught, one of the world's leading vaccine manufacturers. From 1970 to 1994, Dr. Underdown held a number of academic positions including Professor and Associate Dean Research at the Faculty of Medicine, University of Toronto and Professor, Department of Pathology and Associate Dean Research at the Faculty of Health Sciences, McMaster University.

OTHER BOARD AFFILIATIONS: UNIVERSITY MEDICAL DISCOVERIES INC., CYTOCHROMA INC., TRILLIUM THERAPEUTICS INC, WELLICHEM BIOTECHNOLOGIES INC., MERIX BIOSCIENCES INC., SALPEP INC. AND CANVAC, THE CANADIAN CENTRE FOR VACCINES AND IMMUNOTHERAPEUTICS.

IAN A. WEBB, DIRECTOR

Ian A. Webb was elected to the ID Biomedical Board of Directors in July, 1997. Mr. Webb is a partner of the law firm of Borden Ladner Gervais LLP. His practice focuses on corporate and securities law with an emphasis on the legal requirements of public companies in a wide variety of industry sectors including biotechnology, mining, and forestry. Mr. Webb obtained a Bachelor of Laws Degree from Osgoode Hall Law School in 1981 and a Masters Degree in Theoretical Physics from the University of Saskatchewan in 1976.

OTHER BOARD AFFILIATIONS: N/A

EXECUTIVE COMPENSATION

NUMBER OF EXECUTIVE OFFICERS AND AGGREGATE COMPENSATION

There are 3 executive officers of the Company who received in excess of $100,000 in employment compensation during the most recently completed financial year. These are the Chief Executive Officer, the President/Chief Operating Officer, and the Chief Scientific Officer (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the total compensation of the Named Executive Officers during the Company's twelve months ending December 31, 2002, December 31, 2001, and December 31, 2000.

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                          LONG-TERM COMPENSATION AWARDS
                            ------------------------------------------     ----------------------------------------------------
                                                                                          RESTRICTED
                                                                           SECURITIES       SHARES
                                                              OTHER           UNDER           OR
                                                             ANNUAL          OPTIONS     RESTRICTED      LTIP       ALL OTHER
       NAME AND                        SALARY     BONUS   COMPENSATION       GRANTED     SHARE UNITS    PAYOUTS    COMPENSATION
  PRINCIPAL POSITION        YEAR        ($)        ($)        ($)             (#)            ($)          ($)          ($)
------------------------    ----     ----------   -----   ------------     ----------    -----------    -------    ------------
DR. ANTHONY F. HOLLER(1)    2002     US 280,000     -          -             300,000          -            -            -
Chief Executive Officer     2001     US 280,000     -          -             265,000          -            -            -
                            2000     245,607        -          -             535,000          -            -            -

TODD R. PATRICK(2)          2002     US 280,000     -          -             325,000          -            -            -
President and Chief         2001     US 280,000     -          -             275,000          -            -            -
Operating Officer           2000     US 203,542     -     257,888(3)         500,000          -            -            -

DR. GEORGE W. LOWELL        2002     300,000        -           -               -             -            -            -
Chief Scientific Officer    2001     189,863(4)     -           -            247,800          -            -            -

-----------
(1) Dr. Anthony F. Holler was appointed CEO of the Company effective March 28, 2001. Dr. Holler's salary is reported in US dollars for 2002 and 2001 and Canadian dollars for 2000.

(2) Todd R. Patrick was appointed President of the Company effective March 28, 2001. Mr. Patrick's salary is reported in US dollars.

(3) Other Compensation represents value given to Todd R. Patrick from issuance of shares previously granted in the Company's subsidiary.

(4) Dr. Lowell was appointed as the Chief Scientific Officer of the Company in May 2001 therefore, the 2001 salary stated is for 8 months from May 2001 to December 2001. Dr. Lowell's salary is reported in Canadian dollars.

OPTIONS GRANTED DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2002

The following table provides information related to the grants of options to purchase Shares to the Named Executive Officers during the financial year ended December 31, 2002.

                                                                                  MARKET VALUE OF
                                 SECURITIES                                          SECURITIES
                                    UNDER         % OF TOTAL                         UNDERLYING
                                   OPTIONS      OPTIONS GRANTED    EXERCISE OR     OPTIONS ON THE
                                   GRANTED      TO EMPLOYEES IN     BASE PRICE     DATE OF GRANT
        NAME                         (#)        FINANCIAL YEAR     ($/SECURITY)     ($/SECURITY)      EXPIRATION DATE
---------------------            ----------     ---------------    ------------   ---------------     ------------------
DR. ANTHONY F. HOLLER              300,000            30%              9.40             9.40           December 10, 2007

TODD R. PATRICK                     25,000           2.5%              6.90             6.90            November 6, 2007
                                   300,000            30%              9.40             9.40           December 10, 2007

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table sets forth information concerning the exercise of options during the 12 month period ended December 31, 2002 and the value at December 31, 2002 of unexercised in-the-money options held by the Named Executive Officers. No Stock Appreciation Rights are outstanding.

                                                                                             VALUE OF UNEXERCISED
                                                                                             IN-THE-MONEY OPTIONS
                                SECURITIES                        UNEXERCISED OPTIONS AT         AT FINANCIAL
                                ACQUIRED ON                       FINANCIAL YEAR-END (#)         YEAR-END ($)
                                 EXERCISE      AGGREGATE VALUE        EXERCISABLE/               EXERCISABLE/
        NAME                        (#)          REALIZED ($)        UNEXERCISABLE               UNEXERCISABLE
---------------------           ----------     ---------------    ----------------------     ---------------------
DR. ANTHONY F. HOLLER             300,000         1,518,000           209,900/590,100        $1,143,404/$1,604,596
TODD R. PATRICK                   325,000         1,668,250           181,500/618,500          $995,115/$1,705,385

DR. GEORGE LOWELL                    -                -                181,140/66,660            $998,081/$367,297

REPORT OF EXECUTIVE COMPENSATION

COMPOSITION OF THE COMPENSATION COMMITTEE

For the year ended December 31, 2002, the Compensation Committee was comprised of Daniel A. Carriere, Richard H. McCoy and Jon S. Saxe. (See "Election of Directors" for a description of the relationship each member has to the Company). None of the members of the Compensation Committee is or has been an executive officer or employee of the Company nor do any members have any indebtedness to the Company or any of its subsidiaries, nor have they any material interest, or any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Company.

REPORT OF EXECUTIVE COMPENSATION

It is the mandate of the Compensation Committee to review and recommend compensation policies and programs for the Company as well as salary and benefit levels for its executives. The Committee makes recommendations to the Board of Directors which gives final approval on compensation matters.

The compensation of the Company's executive officers is determined by the Board of Directors upon recommendations made by the Compensation Committee. The Compensation Committee met once formally and had several other discussions during the last financial year. The Company's executive compensation program consists of a base salary and a longer term component consisting of stock options.

The objective of the Compensation Committee is to provide a compensation package that is competitive, will attract and retain qualified executives and will encourage performance by executives to enhance the growth and underlying shareholder value of the Company.

The Compensation Committee positions its executive compensation (including salaries) at or above the median of the range of compensation levels for comparative companies. The comparative companies are North American biotechnology and pharmaceutical companies at a similar stage of development and market capitalization.

The salary structure reflects competitive practices in the marketplace in which the Company competes to attract and retain qualified executives.

BASE SALARY

On the recommendation of the Chief Executive Officer and President, the Board of Directors approves ranges for base salaries for employees at all levels of the Company based on reviews of market salary data from peer groups, industry and national surveys provided by independent organizations and consultants. The level of base salary for each employee within a specified range is determined by assessing the level of responsibility and impact on decision-making at the Company. It is also impacted by the education and past experience of the employee. The level of past performance by the employee (determined by reference to corporate and individual objectives set at the beginning of each calendar year) will also affect base salary.

The Chairperson of the Compensation Committee prepares recommendations for the Compensation Committee with respect to the base salary to be paid to the Chief Executive Officer and to the President. The Compensation Committee's recommendations for base salaries for the Chief Executive Officer and the President are then submitted for approval by the Board of Directors of the Company.

STOCK OPTIONS

The second element in the total compensation plan is the Stock Option Plan. Grants of stock options are made to executive officers, employees and directors on the basis of the number of options currently held, position, overall individual performance, anticipated contribution to the Company's future success and the individual's ability to impact corporate and business performance.

Options are granted to senior management on commencement of employment. Future grants of options are considered on an annual basis.

The objectives of providing equity-based incentives to executives are:

1.   to maintain a strong focus on future creation of shareholder value;

2. to provide alignment between the interests of the senior management team and those of the shareholders;

3. to provide long term incentive to the senior management team whose actions have a direct and identifiable impact on corporate results;

4.   to ensure long term commitment of senior management to the Company; and,

5. attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to the interests of the Shareholders.

CHIEF EXECUTIVE OFFICER COMPENSATION

The compensation of the Chief Executive Officer ("CEO") consists of an annual base salary and stock options determined in the manner described in the above discussion of compensation for all executive officers and positions the CEO within a range based on the CEO's experience and/or performance within the Company and the biotechnology and pharmaceutical industry in North America.

The above report is submitted on behalf of the Compensation Committee.

                               DANIEL A. CARRIERE
                               RICHARD H. MCCOY
                               JON S. SAXE

COMPENSATION OF DIRECTORS

Directors may receive compensation in the form of incentive stock options for serving as directors of the Company at the discretion of the Compensation Committee. In the most recently completed financial year, directors were granted stock options as follows:

                              NUMBER OF SHARES
       NAME                     UNDER OPTION         EXERCISE PRICE     DATE OF GRANT          EXPIRY DATE
-------------------           ----------------       --------------     ------------------     ------------------
BRIAN  J. UNDERDOWN                75,000                 6.95          September 16, 2002     September 16, 2007

JON S. SAXE                        40,000                 6.95          September 16, 2002     September 16, 2007

RICHARD BASTIANI                   50,000                 6.00          October 28, 2002       October 28, 2007

RICHARD H.  MCCOY                  75,000                 6.95          September 16, 2002     September 16, 2007

MICHEL GRECO                       75,000                 5.84          October 24, 2002       October 24, 2007

The compensation arrangements for the Board of Directors reflect the structures proposed by the corporate governance guidelines of The Toronto Stock Exchange. The Company has deemed it to be in its best interest to enter into Director Compensation Agreements with each of its non-management directors, namely, Dr. Richard Bastiani, Daniel A. Carriere, Michel Greco, Richard H. McCoy, Jon S. Saxe, Dr. Brian J. Underdown and Ian A. Webb. Under the agreements, each non-management director will receive $12,000 per year, paid in quarterly installments of $3,000, incentive stock options as determined appropriate by the Compensation Committee of the Company, meeting fees of $750 for each meeting attended and an additional fee of $750 per meeting attended by a director outside of the directors area of residence and reimbursement of all reasonable business expenses incurred in connection with attending to Board matters.

For the year ended December 31, 2002, the non-management directors of the Company were paid $108,750 for their service on the Board of Directors. Non-management directors of the Company were issued a total of 315,000 stock options in the year ended December 31, 2002.

The Company has also instituted a Directors' Fee Payment Plan (the "Plan"). Under the terms of the Plan, each director is permitted to elect to receive his or her director's fees in either cash or common shares. The common shares can be issued only to a director or his or her personal holding company and are to be issued at market price at the time of issuance. The total number of common shares issued pursuant to the Plan is fixed by shareholders from time to time.

In addition, the total number of common shares issued in any one year to insiders of the Company under the Plan and the Stock Option Plan combined cannot exceed 10% of the outstanding common shares, and no one individual may receive more than 5% of the outstanding common shares under these two plans in any one year.

For the year ended December 31, 2002, five non-management directors of the Company received their payment in shares totaling 11,205 shares. Two non-management directors elected to receive their compensation in cash.

DIRECTORS AND OFFICERS INSURANCE

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $5,000,000 million. The policy governing such insurance is subject to standard exclusions and limitations. During the fiscal year ended December 31, 2002, the amount of premiums paid in respect of such insurance was $147,069.

PERFORMANCE GRAPH

The following graph compares cumulative total shareholder return on $100 invested in Shares on December 31, 1996 with the cumulative total return of the S&P/TSX Composite Index over the same period, in each case assuming the re-investment of dividends.

[GRAPHIC]

                   31-DEC-97     31-DEC-98      31-DEC-99     31-DEC-00      31-DEC-01     31-DEC-02
                   ---------     ---------      ---------     ---------      ---------     ---------
IDB                   100          93.03         100.72         206.28        199.43         247.23

S&P/TSX               100          96.81         125.59         133.35        114.76          98.73

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at December 31, 2002, and for the 12 months prior to that date, none of the directors, officers, or senior officers of the Company, the management nominees for election as a director of the Company, or any associates or affiliates of the foregoing were indebted to the Company.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company other than as disclosed herein or in previous Information Circulars.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are, to any substantive degree, performed by persons other than the directors or senior officers of the Company.

CORPORATE GOVERNANCE

The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstance, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders.

As a company listed on the Toronto Stock Exchange (the "TSX"), the Company is subject to the guidelines for effective corporate governance which have been published by the TSX. With two minor exceptions, the Company believes it follows all current TSX guidelines. A detailed description of how the Company's policies and practices compare to the TSX guidelines is attached as Schedule A to this circular.

In addition, the Company is aware that the TSX has proposed certain changes to its corporate governance guidelines. Although these changes are not yet in effect, the Company believes its current corporate governance practices would fully satisfy all the proposed changes to the guidelines if they were implemented. In addition, Schedule B to this circular sets out the Company's compliance with a number of other governance regimes, including relevant portions of the United States SARBANES-OXLEY ACT OF 2002 ("SOX") and the rules of the NASDAQ National Market relating to corporate governance.

The Company is committed to establishing good corporate governance processes and procedures. During 2002, the Board of Directors continued to further its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new ones, and will continue to ensure an effective process and structure for the management of the Company at all levels.

MANDATE OF THE BOARD

The Board of Directors has adopted a written mandate that defines its stewardship responsibilities. The Board's principal responsibilities are:

o    to supervise and evaluate management;
o    to oversee the conduct of the business;
o to set policies appropriate for the business and to approve corporate strategies and goals.

The mandate and responsibilities of the Board are to be carried out in a manner consistent with the fundamental objective of protecting the value of the Company against erosion and providing ongoing benefit to the shareholders.

Prior to the end of each fiscal year, the Board of Directors reviews and approves an operating and capital budget for the ensuing fiscal year. Management is authorized by the Board of Directors to incur capital expenditures specifically provided for in the budget, subject to certain limitations.

Management is expected to perform the day-to-day activities of running the affairs of the Company, achieving the corporate strategies and goals approved by the Board of Directors and responding to shareholder concerns and enquiries.

The Board of Directors meets a minimum of four times a year and at each meeting reviews with management operational, financial and strategic planning issues. The frequency of meetings, as well as the nature of items discussed, depend upon the state of the Company's affairs and the opportunities or risks which the Company faces. The Board met four times in 2002.

COMPOSITION OF THE BOARD

The TSX guidelines recommend that a board of directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSX guidelines define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. The TSX guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of the directors attached to the outstanding shares of the corporation) the board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and should fairly reflect the investment in the corporation by shareholders other than the significant shareholder. The Company does not have a significant shareholder under the terms defined by the TSX.

A majority of the members of the Board are unrelated directors who are independent of management and are free from any interest or business relationship that could, or could be perceived to, materially interfere with their ability to act in the best interest of the Company. In addition the Chairman of the Board, Dr. Richard Bastiani, is an unrelated director who is also independent of management.

COMMITTEES OF THE BOARD OF DIRECTORS

The Company has an Audit Committee, a Compensation Committee, an Option Committee and a Corporate Governance Committee. The following tables describe the members of each committee and whether such members are related or members of management.

                                 AUDIT COMMITTEE

MEMBER                              UNRELATED/RELATED            MANAGEMENT/NON-MANAGEMENT
------------------------------      -----------------            -------------------------
Richard H. McCoy
(Chairman/Financial Expert(1))      Unrelated                    Non-Management

Dr. Richard Bastiani                Unrelated                    Non-Management
Michel Greco                        Unrelated                    Non-Management
Jon S. Saxe                         Unrelated                    Non-Management
Brian J. Underdown                  Unrelated                    Non-Management
Daniel A. Carriere                  Unrelated                    Non-Management

(1) Financial expert under the definition of Audit Committee Financial Expert as determined by the Board of Directors

The Audit Committee provides assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community and others with respect to the Corporation's: (a) financial statements; (b) financial reporting process; (c) systems of internal accounting and financial controls; (d) external auditors' reports; and (e) risk identification, assessment and management program. It is the responsibility of the Committee to maintain an open avenue of communication between itself, the external auditors and the management of the Corporation. In performing its role, the Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Corporation. It is also empowered to instruct and retain outside counsel or other experts as required. The Committee met four times in fiscal 2002.

                             COMPENSATION COMMITTEE

MEMBER                              UNRELATED/RELATED            MANAGEMENT/NON-MANAGEMENT
------------------------------      -----------------            -------------------------
Daniel A. Carriere (Chairman)       Unrelated                    Non-Management

Richard H.  McCoy                   Unrelated                    Non-Management
Jon S. Saxe                         Unrelated                    Non-Management

The Compensation Committee consults generally with, and makes recommendations to, the Board of Directors on, matters concerning executive compensation, including individual salary rates, and other supplemental compensation. The Committee met three times in fiscal 2002.

                                OPTION COMMITTEE

MEMBER                              UNRELATED/RELATED            MANAGEMENT/NON-MANAGEMENT
------------------------------      -----------------            -------------------------
Anthony F. Holler                   Related                      Management

The Option Committee consists solely of the Chief Executive Officer of the Company. The Board has delegated to the Option Committee the responsibility for issuing options from time to time to certain employees of the Company provided that the Option Committee may only authorize the issuance of options to acquire a maximum of 200,000 Common Shares of the Company unless the Board subsequently authorizes further grants or options by the Option Committee. Individual option grants shall not exceed the Board approved option ranges per optionee. The Option Committee must grant options in accordance with the Company's Stock Option Plan. All grants made by the Option Committee are then ratified at the next Board of Director meeting. In addition, there are further restrictions on the ability of the Option Committee to issue options which include a prohibition on the Option Committee issuing options to any of its own members.

                         CORPORATE GOVERNANCE COMMITTEE

MEMBER                              UNRELATED/RELATED            MANAGEMENT/NON-MANAGEMENT
------------------------------      -----------------            -------------------------
Ian A. Webb (Chairman)              Related                      Non-Management

Dr. Richard Bastiani                Unrelated                    Non-Management
Dr. Brian J. Underdown              Unrelated                    Non-Management

The Corporate Governance Committee's mandate is to undertake activities as needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of shareholders. The Committee's responsibilities include overseeing the effective functioning of the Board of Directors, reviewing the relationship between management and the Board of Directors, ensuring that the Board of Directors can function independently of management and reviewing the size and composition of the Board on a periodic basis. The Committee, together with management, monitors corporate governance initiatives. The Committee met formally once in fiscal 2002.

ADDITIONAL INFORMATION

Upon request by any person, the Secretary of the Company shall provide the following:

(a) one copy of the Company's most recent annual information form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(b) one copy of the Company's comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year; and

(c) one copy of the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

APPROVAL OF CIRCULAR

The contents and the sending of this circular have been approved by the directors.

Dated as of April 22, 2003.


                                        BY ORDER OF THE BOARD

                                        (signed) ANTHONY F. HOLLER
                                                 Chief Executive Officer

                                   SCHEDULE A

                       TSX CORPORATE GOVERNANCE GUIDELINES

-----------------------------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE COMMITTEE GUIDELINES             DOES THE      COMMENTS
                                                          COMPANY
                                                           ALIGN?
-----------------------------------------------------------------------------------------------------------------------------------
1.   BOARD OF DIRECTORS OF DIRECTORS SHOULD
     EXPLICITLY ASSUME RESPONSIBILITY FOR THE
     STEWARDSHIP OF THE COMPANY AND MORE
     SPECIFICALLY FOR:

     a)   adoption of a strategic planning process           Yes        Every three years, a multi-year strategic plan is
          and approval of a strategic plan which takes                  prepared by management and submitted to the Board
          into account, among other things, the                         of Directors for discussion and approval. The plan
          opportunities and risks of the business;                      is monitored periodically by comparing results with the
                                                                        strategies adopted. If appropriate, strategies are
                                                                        re-evaluated and adjusted. In addition, prior to the end
                                                                        of each fiscal year, the Board of Directors reviews and
                                                                        approves an operating and capital budget for the ensuing
                                                                        fiscal year. Management is authorized by the Board of
                                                                        Directors to incur capital expenditures specifically
                                                                        provided for in the budget, subject to certain
                                                                        limitations.

     b)   the identification of the principal risks          Yes        The Board of Directors ensures, particularly through its
          of the Company's business and ensuring                        Audit Committee, that management identifies the risks to
          the implementation of appropriate systems                     which the Company is exposed and takes the necessary steps
          to manage these risks;                                        to manage or transfer such risks if they cannot be
                                                                        eliminated. The Company's Auditors, in conjunction with
                                                                        the annual audit, review management systems of internal
                                                                        controls.

     c)   succession planning, including appointing,         Yes        The Board of Directors has the prime responsibility for
          training and monitoring senior management;                    evaluating candidates for the position of Chief Executive
                                                                        Officer and the President. Senior management regularly
                                                                        attend meetings of the Board of Directors. The
                                                                        Compensation Committee's responsibility includes
                                                                        monitoring the performance and development of the
                                                                        incumbents and ensuring their succession is planned.

     d)   a communications policy;                           Yes        The Board of Directors ensures that the Company has
                                                                        effective communication with its Shareholders and the
                                                                        public. The Company is responsible for the timely
                                                                        disclosure of material information as required by various
                                                                        Commissions and Exchanges. The Company has specific people responsible for Corporate Communications and Investor
                                                                        Relations activities.

     e)   the integrity of the Company's internal            Yes        The Board of Directors and the Audit Committee regularly
          control and management information systems.                   review the adequacy of the Company's internal controls.
                                                                        Internal controls and management of information are
                                                                        regularly upgraded as is required for the Company's
                                                                        continuing and growing operations. The Audit Committee
                                                                        discusses the adequacy of internal controls with the
                                                                        Company's auditors on a quarterly basis.

===================================================================================================================================

2.   BOARD INDEPENDENCE

The Board of Directors of directors should be                Yes        The Board of Directors currently consists of nine
constituted with a majority of individuals who                          directors. Six directors are independent of management and
qualify as unrelated directors.                                         are free from any business or other relationship which
                                                                        could or could be perceived to materially interfere with
                                                                        their ability to act in the best interest of the Company.
                                                                        Three of the nine directors are not independent.

                                                                        The Chairman of the Board of Directors, Dr. Richard
                                                                        Bastiani, is an unrelated director who is independent of
                                                                        management.


If the Company has a significant shareholder, in                        The Company does not have a significant shareholder.
addition to a majority of unrelated directors, the
Board of Directors should include a number of
directors who do not have interests in or relationships
with either the Company or the significant shareholder
and which fairly reflects the investment in the Company
other than the significant shareholder.


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE COMMITTEE GUIDELINES             DOES THE      COMMENTS
                                                          COMPANY
                                                           ALIGN?
-----------------------------------------------------------------------------------------------------------------------------------
3.   DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE            Yes        Dr. Anthony Holler - related - CEO
     IS RELATED, AND HOW THAT CONCLUSION WAS REACHED                    Todd Patrick - related - President
                                                                        Ian A. Webb - related - Partner in the Company's
                                                                           legal counsel

                                                                        For the remainder of the directors, none of them or their
                                                                        associates has: worked for the Company; material contracts with the Company; or received remuneration from the
                                                                        Company other than director's fees and stock options.

                                                                        Dr. Richard Bastiani - unrelated
                                                                        Daniel A. Carriere - unrelated
                                                                        Richard H. McCoy - unrelated
                                                                        Michel Greco - unrelated
                                                                        Jon S. Saxe - unrelated
                                                                        Brian J. Underdown - unrelated

===================================================================================================================================

4.   NOMINATING DIRECTORS

The Board of Directors should appoint a committee of      Partially     The full Board of Directors identifies and approves new
directors composed exclusively of outside directors,                    nominees to the Board of Directors. The Board of Directors
a majority of whom are unrelated directors, with the                    believes that knowledge of industry participants and
responsibility for proposing to the full Board new                      advisors resides in all members of the Board of Directors
nominees to the Board of Directors and for assessing                    and believes that use of the full Board of Directors
directors on an ongoing basis.                                          ensures the identification of the most appropriate
                                                                        candidates. The Corporate Governance Committee has the
                                                                        mandate to assess directors on an ongoing basis.

===================================================================================================================================

5.   ASSESSING BOARD EFFECTIVENESS

Every Board of Directors should implement a process to       Yes        The Corporate Governance Committee has the mandate to
be carried out by the nominating committee or other                     assess the effectiveness of the Board of Directors in
appropriate committee for assessing the effectiveness                   fulfilling its responsibilities.
of the Board of Directors as a whole, the committees
of the Board of Directors and the contribution of
individual directors.

===================================================================================================================================

6.   ORIENTATION OF NEW MEMBERS

Every Company, as an integral element of the process         Yes        Every new director is provided with an information package
for appointing new directors, should provide an                         that includes a description of the Company and its
orientation and education program for new recruits to                   policy's and procedures as well as a copy of the mandate
the board.                                                              of the Board of Directors and its committees. Every new
                                                                        director is invited to meet with each senior executive in
                                                                        order to acquire an understanding of each sector of
                                                                        activity and to get to know the executives.

===================================================================================================================================

7.   BOARD SIZE

Every Board of Directors should examine its size and         Yes        The Corporate Governance Committee is responsible for
undertake where appropriate, a program to establish                     reviewing the size and composition of the Board of
a board size which facilitates effective decision                       Directors on a regular basis. At present the Board of
making.                                                                 Directors is comprised of nine board members, six of which are independent.

===================================================================================================================================

8.   DIRECTOR COMPENSATION

The Board of Directors should review the adequacy and        Yes        The Corporate Governance Committee is responsible for
form of the compensation of directors and ensure the                    reviewing director compensation and makes recommendations
compensation realistically reflects the                                 to the Board of Director in this regard. The Company has a
responsibilities and risk involved in being a director.                 Directors Fee Payment Plan whereby directors
                                                                        may elect to receive their fees in shares or cash. In
                                                                        2002, five out of the seven non-management directors
                                                                        received their fees in shares. Management members of the
                                                                        Board of Directors are not compensated as directors.

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE COMMITTEE GUIDELINES             DOES THE      COMMENTS
                                                          COMPANY
                                                           ALIGN?
-----------------------------------------------------------------------------------------------------------------------------------

9.   BOARD COMMITTEES

Committees of the Board of Directors should generally        Yes        The Board of Directors has four committees. The Committees
be composed of outside directors, a majority of whom       (except      are an Audit Committee, a Compensation Committee, an Option
are unrelated directors, although some board committees     Option      Committee and a Corporate Governance Committee.
may include one or more inside directors.                 Committee)
                                                                        Audit Committee - six directors, all
                                                                        unrelated/non-management.

                                                                        Compensation Committee - three directors, all unrelated/
                                                                        non-management.

                                                                        Corporate Governance Committee - three directors, one
                                                                        related, two unrelated, all non-management.

                                                                        Option Committee - one director, related and a member
                                                                        of management.

===================================================================================================================================

10.  GOVERNANCE COMMITTEE

Every Board of Directors should expressly assume             Yes        The Corporate Governance Committee assesses the
responsibility for, or assign to a committee of directors               Company's approach to corporate governance activities
the general responsibility for, developing the Company's                and policies and where appropriate, undertakes those
approach to governance issues. This committee would, among              initiatives as are necessary to maintain a high standard
other things, be responsible for the Company's response                 of corporate governance practices. The Committee
to these governance guidelines.                                         continually monitors and implements the changing
                                                                        requirements of both Canadian and US securities
                                                                        laws.

===================================================================================================================================

11.  BOARD AND CEO POSITION DESCRIPTIONS

The Board of Directors, together with the CEO, should develop position descriptions for the Board of Directors and for the CEO's, involving the definition of the limits to management's responsibilities.

     a)   the Board of Directors                             Yes        The Board of Directors mandate is to supervise the
                                                                        executive management of and to oversee the conduct of the
                                                                        business of the Company; provide leadership and direction
                                                                        to management; evaluate management; set policies
                                                                        appropriate for the business of the Company; and approve
                                                                        corporate strategies and goals.

     b)   the Chief Executive Officer                        Yes        The duties and responsibilities of the Chief Executive
                                                                        Officer are to manage, and administer the day to day
                                                                        operation of the Company with the following specific
                                                                        duties and responsibilities: to report to the Board of
                                                                        Directors and act as a liaison between management and the
                                                                        Board of Directors; to evaluate management operations and
                                                                        report to the Board of Directors on results; to conduct
                                                                        ongoing strategic planning and establish long term goals
                                                                        for the Company; to assist the Board of Directors with
                                                                        policy development; to train, develop and assess the
                                                                        performance of senior management. The Chief Executive
                                                                        Officer is responsible for meeting the corporate
                                                                        objectives of the Company as are periodically developed by the Board of Directors in consultation with management.

                                                             Yes        The Board of Directors regularly reviews and approves the
     c)   Board of Directors should approve the Chief                   Company's strategic plan including the Chief Executive
          Executive Officer's corporate objectives
                                                                        Officer's corporate objectives.

----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TSE CORPORATE GOVERNANCE COMMITTEE GUIDELINES             DOES THE      COMMENTS
                                                          COMPANY
                                                           ALIGN?
-----------------------------------------------------------------------------------------------------------------------------------

12.  BOARD INDEPENDENCE

Every Board of Directors should implement structures         Yes        Board independence is ensured by the fact that six out of
and procedures which ensure that the Board of Directors                 nine individuals are outside, unrelated directors.
can function independently of management.
                                                                        The Board of Directors is chaired by an outside director.
                                                                        The Chairman ensures that the Board of Directors can
                                                                        function independently of management and that the
                                                                        necessary resources and procedures are available or in
                                                                        place to support its responsibilities and that the
                                                                        appropriate functions are delegated to the relevant
                                                                        committees.

                                                                        Outside directors regularly hold closed-door sessions.

===================================================================================================================================

13.  AUDIT COMMITTEE

The Audit Committee of every Board of Directors of           Yes        The Audit Committee consists of five outside members of
directors should be composed only of outside directors.                 the Board of Directors, all of which are unrelated.

     o    All of the members of the Audit Committee          Yes        All members of the Audit Committee are financially
          should be financially literate.                               literate.

     o    at least one member should have accounting or      Yes        The Board of Directors consider the Chairman of the Audit
          related financial expertise. Each board shall                 Committee a financial expert.
          determine the definition of and criteria for
          "financial literacy" and "accounting or related
          financial expertise".

     o    The Board of Directors should adopt a charter      Yes        The Audit Committee is mandated to: consider and review
          for the audit committee which sets out the                    audit functions and the financial statements; engage
          roles and responsibilities of the audit                       internal auditors and corporate auditors; review
          committee which should be specifically                        matters that may have a material impact on financial
          defined so as to provide appropriate guidance                 statements, compliance policies, and reports
          to audit committee members as to their duties.                prepared to manage and monitor compliance policies;
                                                                        and meet with the auditors independently of management.

===================================================================================================================================

14.  OUTSIDE DIRECTORS

The board of directors should implement a system which       Yes        Should a director wish to engage an outside consultant at
enables an individual director to engage an outside                     the Company's expense, they may do so with the prior
advisor at the expense of the Company in appropriate                    approval of the Corporate Governance Committee.
circumstances. The engagement of the outside advisor
should be subject to the approval of an appropriate
committee of the board.

----------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE B

        OTHER RECOMMENDATIONS OR RULES RELATING TO CORPORATE GOVERNANCE

===================================================================================================================================

CEO AND CFO CERTIFICATION OF FILINGS                         Yes        The Company certifies its quarterly unaudited financial
                                                                        reports and its audited annual financial reports. By
                                                                        certifying, the Company acknowledges the information
                                                                        contained in the report fairly presents, in all material
                                                                        respects, the company's financial condition and results of operation and there are no material misrepresentations or
                                                                        omissions.

===================================================================================================================================

PROHIBITION ON PERSONAL LOANS                                Yes        At the Company's 2002 AGM, the shareholders approved loans to full time employees of the Company solely to permit
                                                                        such employees to exercise options granted and the
                                                                        Company's Stock Option Plan. In 2002, the Sarbanes-Oxley
                                                                        Act implemented a rule prohibiting companies from making
                                                                        or arranging personal loans to their directors and
                                                                        executive officers. The Company has a prohibition on
                                                                        personal loans and there are no loans outstanding as at
                                                                        December 31, 2002.

===================================================================================================================================

CODE OF ETHICS                                               Yes        In 2003 the Company adopted a Code of Business Conduct and
                                                                        Ethics for all directors and employees which have been
                                                                        posted to the Company's website.

===================================================================================================================================

AUDITOR INDEPENDENCE                                         Yes        The Audit Committee reviews the auditors' independence and submits to the Board of Directors its recommendations for
                                                                        the appointment of auditors.

===================================================================================================================================

REQUIRED DISCLOSURE WHEN NON-GAAP MEASURES ARE PRESENTED     Yes        If non-GAAP financial measures are presented they will
                                                                        include a presentation of the most directly comparable
                                                                        GAAP financial measure and a reconciliation of the
                                                                        disclosed non-GAAP financial measure to the most directly
                                                                        comparable GAAP financial measure.

===================================================================================================================================

OFF-BALANCE SHEET ARRANGEMENTS                               Yes        The Company does not have any off-balance sheet
                                                                        arrangements.

===================================================================================================================================

WHISTLEBLOWER PROTECTION                                     Yes        The Company (and its officers, employees, contractors,
                                                                        subcontractors and agents) are strictly prohibited from
                                                                        taking any retaliatory action against an employee for
                                                                        commencing or participating in a legal proceeding based
                                                                        on, or providing information or assistance to supervisors, federal or other governmental agencies or Congress with
                                                                        respect to an investigation of, conduct the employee
                                                                        reasonably believes violated U.S. or Canadian securities
                                                                        or antifraud laws.

===================================================================================================================================

                             ID BIOMEDICAL CORPORATION
                                       PROXY
                         FOR THE 2003 ANNUAL GENERAL MEETING
                                    JUNE 3, 2003
                THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of ID Biomedical Corporation (the "Corporation") hereby appoints Anthony Holler, or failing him Todd Patrick, or failing either of them _____________________________ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual general meeting (the "Meeting") of the shareholders of the Corporation to be held on June 3, 2003 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment thereof, and, without limiting the foregoing, the persons named are specifically directed to vote as indicated below. The instructions to this proxy form part of this proxy.

The undersigned directs the proxyholder appointed by this proxy to vote as follows:

1.   To fix the number of directors at nine:

                                    FOR / /             AGAINST / /

2.   To elect, by ordinary resolution, the following persons as directors:

     Richard Basitiani              FOR / /             WITHHOLD / /
     Daniel Carriere                FOR / /             WITHHOLD / /
     Michel Greco                   FOR / /             WITHHOLD / /
     Anthony Holler                 FOR / /             WITHHOLD / /
     Richard McCoy                  FOR / /             WITHHOLD / /
     Todd Patrick                   FOR / /             WITHHOLD / /
     Jon Saxe                       FOR / /             WITHHOLD / /
     Brian Underdown                FOR / /             WITHHOLD / /
     Ian Webb                       FOR / /             WITHHOLD / /

3. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation.

                                    FOR / /             WITHHOLD / /

EXECUTED on the _____ day of __________________, 2003.

_______________________________________     ________________________________
Signature of Shareholder (or Authorized     Number of Common Shares
Attorney or Signatory on behalf of          Represented by this Proxy
Shareholder)

____________________________________________________________________________
Name of Shareholder (Please Print Clearly)

____________________________________________________________________________
Address

____________________________________________________________________________
City/Province

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

                       INSTRUCTIONS FOR COMPLETION OF PROXY

1. The common shares represented by this proxy will, on any ballot, be voted as you may have specified by marking an "X" in the spaces provided for that purpose. IF NO CHOICE IS SPECIFIED AND EITHER OF ANTHONY HOLLER OR TODD PATRICK IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF YOU HAD SPECIFIED AN AFFIRMATIVE VOTE.

2. YOU MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO ATTEND AND ACT AS PROXYHOLDER, AND THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION. IF THE INSTRUCTIONS ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH SUCH INSTRUCTIONS, AND WHERE YOU SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

3. THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE COMMON SHARES WITH RESPECT TO:

(a) AMENDMENTS TO, OR VARIATIONS OF, MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND

(b)  OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. NO MATTERS OTHER THAN THOSE STATED IN THE ATTACHED NOTICE OF MEETING ARE, AT PRESENT, KNOWN TO BE CONSIDERED AT THE MEETING BUT, IF SUCH MATTERS SHOULD ARISE, PROXIES WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PROXYHOLDER.

4. In order to be valid this proxy must be signed by the shareholder or by his or her attorney duly authorized in writing or, in the case of a corporation, executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy. The signature and name must conform to the name of the shareholder as registered. Executors, administrators and trustees signing on behalf of the registered shareholder should so indicate. If common shares are jointly held, either of the registered owners may sign the proxy. If this proxy is not dated in the blank space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

5. This proxy may not be used at the Meeting unless it is deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, before 4:00 p.m. (Toronto time) on May 29, 2003, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies received subsequently.

                             ID BIOMEDICAL CORPORATION

                      REQUEST FOR INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of ID Biomedical Corporation (the "Company") may elect annually to receive interim financial statements and interim reports of the Company if they so request. If you wish to receive these interim financial statements and interim reports complete and mail this form to:

                         COMPUTERSHARE TRUST COMPANY OF CANADA
                               100 UNIVERSITY AVENUE
                                    9TH FLOOR
                                   TORONTO, ON
                                      M5J 2Y1

NAME:    _____________________________________________________________

ADDRESS: _____________________________________________________________

         _____________________________________________________________

POSTAL CODE: ___________________________

I confirm that I am an owner of shares of the Company.

SIGNATURE OF
SHAREHOLDER: ______________________________________ DATE: ____________

CUSIP Number:       44936D
SCRIP COMPANY CODE: IDBQ